Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wrightspeed, Inc.
650 Tower Ave
Alameda, CA 94501
https://www.revopowertrains.com/

Up to $1,234,999.33 in Series AA Preferred Stock at $0.83
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wrightspeed, Inc.
Address: 650 Tower Ave, Alameda, CA 94501
State of Incorporation: DE
Date Incorporated: January 04, 2005

Terms:

Equity

Offering Minimum: $9,999.84 | 12,048 shares of Series AA Preferred Stock
Offering Maximum: $1,234,999.33 | 1,487,951 shares of Series AA Preferred Stock
Type of Security Offered: Series AA Preferred Stock
Purchase Price of Security Offered: $0.83
Minimum Investment Amount (per investor): $299.63

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series AA Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series AA Preferred Stock.

Time-Based

Super Early Bird

Invest within the first 48 hours and receive 15% bonus shares.

Early Bird

Invest within the first 9 days and receive 10% bonus shares.

Amount Based

Tier 1 | $1,000+

Invest $1,000+ and receive 5% bonus shares.

Tier 2 | $5,000+

Invest $5,000+ and receive 10% bonus shares.

Tier 3 | $10,000+

Invest $10,000+ and receive 15% bonus shares.

Tier 4 | $25,000+

Invest $25,000+ and receive 20% bonus shares.

Tier 5 | $50,000+

Invest $50,000+ and receive 20% bonus shares + 30 minute Webinar with team + Q&A.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wrightspeed, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series AA Preferred Stock at $0.83/ share, you will receive 110 shares Series AA Preferred Stock, meaning you'll own 110 shares for $83. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Wrightspeed, Inc. (d/b/a Revo Powertrains) was incorporated on January 4, 2005 and is a C-corporation organized under the laws of Delaware.

Built on a tradition of quality systems engineering, REVO Powertrains represents a new era in vehicle propulsion, in our view.

We believe we provide one of the safest, most affordable zero-emission electric powertrains for all medium- and heavy-duty commercial vehicles. We achieve this through our own intellectual property embodied in a zero-emission Powertrain-in-a-Crate kit which replaces the entire diesel powertrain in the commercial vehicle.

REVO Powertrains' offering is unique in that it is a RePower solution that leverages an existing

vehicle the customer already owns. In addition, our solution is a turnkey, end-to-end solution that is purpose built for the applications and routes our customers need. REVO has key areas of differentiation in our technology like in our gearbox and our electric motors for which we have patent protection (10 issued U.S. patents and 2 additional patents pending). Our technology saves fleet operators money because we are more efficient, and our torque capability allows fleets to drive in higher grade environments (for example, steep hills and refuse transfer stations).

Finally, we believe REVO customers have the advantage of being able to electrify their fleets faster than waiting for new electric vehicle deliveries. For example, industry knowledge indicates that fleet customers today are paying more than $400,000 and waiting longer than 12 months for a new medium-duty electric vehicle delivery truck. (source)
https://www.trucks.com/2018/12/21/daimler-trucks-delivers-first-electric-freightliner-to-penske/#:~:text=At%20%24400%2C000%20per%20vehicle%2C%20the,M2%20it%20is%20based%20upor

REVO Powertrains aims to be the leading provider of powertrain systems in the medium and heavy-duty commercial vehicle market. To our knowledge we are the only company offering a turnkey, end-to-end product for commercial electric vehicle RePower.

Competitors and Industry

INDUSTRY

The entire transportation industry is undergoing a move to zero-emission, battery electric, and REVO Powertrains is poised to accelerate that transition.

We believe REVO is providing the safest, cleanest, most affordable electric powertrain for class 6 & 7 commercial vehicles. We achieve this through our own intellectual property embodied in a zero-emission Powertrain-in-a-Crate (TM) kit which replaces the existing powertrain in a vehicle.

In our first phase, we target commercial trucks and buses that are at their mid-life (6-7 years old) and partner with depots and service centers to install our powertrain kits. We estimate that in the US alone there are over 1 million vehicles that could be RePowered with our solution.

Then, after we are established as a strong powertrain supplier, we will sell to OEMs building new electric zero-emission trucks and buses.

COMPETITORS

Our solution competes with full-electric commercial vehicles from companies including Daimler/Freightliner, Peterbilt, Blue Bird, Lion Electric, etc.

We compete to a lesser extent with companies that supply some or all parts of the drivetrain like Meritor, Dana, Cummins etc.

REVO Powertrains' offering is unique in that it is a RePower solution that leverages an existing vehicle the customer already owns. In addition, our solution is a turnkey, end-to-end solution that was purpose-built for the applications and routes our customers need. Moreover, REVO has key areas of differentiation in our technology like in our gearbox and our electric motors for which we have patent protection (10 issued U.S. patents and 2 additional patents pending). Our technology enables fleet operators to save money through better efficiency, and our torque capability allows fleets to drive in higher-grade environments (for example, steep hills and refuse transfer stations). To our knowledge, we are the only company offering a turnkey, end-to-end product for commercial electric vehicle RePower.

Current Stage and Roadmap

CURRENT STAGE

· Multiple demo vehicles developed with our powertrain

· 10 issued U.S. patents so far, 2 additional patents pending

· Wrightspeed and Matthews Specialty Vehicles partner to "RePower" and convert buses and trucks (source) https://chargedevs.com/newswire/wrightspeed-partners-with-matthews-specialty-vehicles-to-convert-buses-and-trucks-to-electrified-drive/

· $4 million non-binding order from Matthews Bus

· Received Zero Emission Powertrain Certification by California Air Resources Board (CARB)

FUTURE ROADMAP

· 2017 Freightliner M2 purchased for developing a new RePower platform and associated kit

The Team

Officers and Directors

Name: Edward Alan Dowdell

Edward Alan Dowdell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Commercial Officer
  Dates of Service: November, 2020 - Present
  Responsibilities: Provide leadership as CCO to execute our commercial strategy and business plan. Focus on customers, partnerships and raising capital as needed. Salary & Equity Compensation: $350,000 and 400,000 ISOs.

Other business experience in the past three years:

- **Employer:** 19Y Advisors
  Title: Principle and Co-Owner
  Dates of Service: June, 2020 - November, 2020
  Responsibilities: Lead for mobility and energy practice.

Other business experience in the past three years:

- **Employer:** ChargePoint
  Title: VP, Strategy and Business Development
  Dates of Service: May, 2017 - May, 2020
  Responsibilities: Determine company strategy, international expansion, partnerships and technology roadmap.

Name: David F Welch

David F Welch's current primary role is with Infinera Corp.. David F Welch currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October, 2020 - Present
  Responsibilities: Member of the Board of Directors. Options to purchase 360,000 shares of common stock.

Other business experience in the past three years:

- **Employer:** Infinera Corp.
  Title: Founder and Chief Innovation Officer
  Dates of Service: May, 2001 - Present
  Responsibilities: Technical development lead for optical networking company.

Name: Kevin Landis

Kevin Landis's current primary role is with Firsthand Capital Management, Inc.. Kevin Landis currently services varied hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2013 - Present
  Responsibilities: Chairman of the Board of Directors. No salary or equity compensation.

- **Position:** Chief Executive Officer
  Dates of Service: November, 2022 - Present
  Responsibilities: All responsibilities of a Chief Executive Officer

Other business experience in the past three years:

- **Employer:** Firsthand Capital Management, Inc.
  Title: President & CEO
  Dates of Service: May, 1994 - Present
  Responsibilities: Chief Executive, Chief Investment Officer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our technology, business, and financial projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the product at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in its industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made once the $10,000 minimum amount is reached. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is currently a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below

its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will cease operations. The Company has more than $30 million of notes maturing on December 31, 2022. The Company is in the process of negotiating with noteholders to extend the maturity dates of the notes. There can be no assurance that the extension negotiation will be successful, or that the negotiated terms will be favorable to the Company.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of subsequently issued preferred stock could be more advantageous to those investors than to the holders of this Preferred Stock offering. In addition, if we need to raise more capital from the sale of additional equity, debt, or hybrid securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
We do not currently have an operational product. It is possible that there may never be an operational product of the Company or that the Company's products may never be used in customer vehicles. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our REVO Powertrain. Delays or cost overruns in the development of our REVO Powertrain and failure of the product to meet our performance estimates may be caused by, among other

things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority of the Series AA class of preferred stock and also the minority of shareholders of the Company. Therefore you will have a limited ability to influence the voting outcome of your class of shares as well as management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. The Company has received, in its auditor's report for the fiscal year ended December 31, 2021, a "going concern" opinion. Moreover, we have failed to pay rent on our facilities beginning November 2022. Even if we sell all the preferred stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. The Company is reviewing its workforce needs and may have to perform headcount reductions in the near future given its cash constraints, which may adversely affect our ability to succeed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with increased budgets for engineering, development, advertising and marketing our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and

marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Company was formed on January 4, 2005. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has few customers and no revenue. If you are investing in this company, it's because you think that REVO Powertrains is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns ten issued U.S. patents, and numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are competing against other commercial vehicle solutions.

Although we are a unique company that caters to a select market, we do compete against other component manufacturers and vehicle OEMs. Our business growth depends on the market interest in the Company over other solutions.

We are reliant on one main type of product

All of our current products are variants on one type of product, providing an electric powertrain for medium- and heavy-duty commercial vehicles. Our revenues are therefore dependent upon the market for the electrification of commercial vehicles.

Litigation matters

From time to time, the Company may be involved in various threatened or pending litigation. The Company does not believe it has any currently pending litigation that would have a material adverse effect on its financial condition.

We are competing against other commercial vehicle solutions.

The electric vehicle (EV) market and EV technology industry is intensely competitive. Although we are a unique company that caters to a select market, we do compete against other component manufacturers and vehicle OEMs. Our business growth depends on the market interest in the Company over other solutions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Firsthand Venture Investors	69,102	Common Stock	88.59%
Firsthand Venture Investors	60,733,693	Series AA Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series AA Preferred Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,487,951 of Series AA Preferred Stock.

Common Stock

The amount of security authorized is 92,000,000 with a total of 12,441,554 outstanding.

Voting Rights

The holder of each share of Common Stock is entitled to one vote for each such share held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock , as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the DGCL.

Material Rights

The total amount outstanding includes 2,905 shares to be issued pursuant to outstanding warrants

"The total amount outstanding includes 5,659,683 shares to be issued pursuant to stock options, reserved but unissued."

"The total amount outstanding includes 2,248,540 shares to be issued pursuant to stock options issued.

In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

Series AA Preferred Stock

The amount of security authorized is 68,000,000 with a total of 65,807,335 outstanding.

Voting Rights

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. Please see Voting Rights of Securities Sold in this offering below for additional information.

Material Rights

The total amount outstanding includes 1,666,391 shares to be issued pursuant to outstanding warrants

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series AA Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series AA Preferred Stock.

Liquidation Preference.

Holders of Series AA Preferred Stock have certain preferences in the event of a liquidation or similar corporate event. See Exhibit F for additional information.

Conversion Rights.

Holders of Series AA Preferred Stock have certain rights of conversion. See Exhibit F for additional information.

Dividend Rights.

Holders of Series AA Preferred Stock have certain preferences in the event of a dividend. See Exhibit F for additional information.

Other Series AA Rights

Certain Holders of Series AA Preferred Stock are signatories to an Investor Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement. Except as otherwise noted in this disclosure, Investors in this Offering are not required to become signatories to those agreements

Convertible Note

The security will convert into Equity securities sold in the qualified financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $29,686,156.10
Maturity Date: December 31, 2022
Interest Rate: 12.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: Qualified Financing of at least $20 million in new cash

Material Rights

Interest and Principal Balance as of 9/30/22.

Optional Conversion upon Qualifying Financing. Payor hereby agrees that it will give Holder at least twenty (20) days' advance written notice of a Qualifying Financing. Upon the occurrence of a Qualifying Financing, the Requisite Majority may by written election elect to convert the then-outstanding Loan Balance of this Note and of all (but not less than all) of the other Notes outstanding at the time into, in each case, that number of 2 New Securities equal to the number obtained by dividing the then-outstanding Loan Balance of such Note by the Applicable Conversion Price. The determination of the Requisite Majority pursuant to this Section 5(a) shall be binding upon each holder of Notes then outstanding and Payor.

Repayment Upon Acquisition. In the event of an Acquisition, then (a) all outstanding indebtedness under this Note shall become immediately due and payable upon the closing of the Acquisition, on parity with any other secured indebtedness of Payor and senior in preference to any payment in respect of any equity security, subject to applicable laws, and (b) Payor shall pay to Holder, in cash, an amount equal to the product obtained by multiplying all outstanding indebtedness under this Note by 200%.

Event of Default

(i) If an Event of Default occurs, the Requisite Majority may elect to declare the unpaid principal balance of, all accrued and unpaid interest on, and all other sums payable with regard to, this Note to be immediately due and payable, and demand payment therefor, and may exercise any of its rights and remedies for collection of this Note whether set forth herein or otherwise available under law. In such event, Payor agrees to pay Holder all reasonable out-of-pocket costs and expenses incurred by Holder in any effort to collect indebtedness under this Note, including reasonable attorney fees.

(ii) Upon the occurrence and during the continuation of an Event of Default hereunder, the Loan Balance, including principal, interest, and comp

Convertible Note

The security will convert into Next round of preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $4,499,355.88
Maturity Date: December 31, 2022
Interest Rate: 15.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: Qualified financing of at least $5 million cash

Material Rights

Interest and Principal Balance as of 9/30/22.

<u>Conversion</u>: All outstanding principal , unpaid accrued interest, and other amounts accrued but unpaid hereunder (the "Balance") at the Lender's option may be converted into the type of Equity Securities issued in the Next Equity Financing upon the initial closing of the Next Equity Financing (or the subsequent closing on which the Company has received aggregate gross proceeds of not less than Five Million Dollars ($5,000,000), including the aggregate amount of debt securities converted into Equity Securities upon conversion of the Notes and any other indebtedness) at or prior to the Maturity Date. The number of Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the Balance on the date of conversion by the Conversion Price. Conversion of this Note into Equity Securities pursuant to this Section 3.2 shall be otherwise upon and subject to the same terms and conditions applicable to the Equity Securities of the Company sold in the Next Equity Financing. At least ten (10) days prior to the closing of the Next Equity Financing, the Company shall notify the Lender in writing of the terms under which the Equity Securities of the Company will be sold in such financing.notes convertible in to the Next Equity Financing with at least $5 million in aggregate gross proceeds.

<u>Repayment Upon Acquisition</u>: In the event of a Sale of the Company (as defined below) prior to the conversion of this Note pursuant to this Section 3, the Company shall pay the Lender an amount equal to One and One-Quarter times (1.25x) the Balance as of the date of the Sale of the Company. For purposes of this Note, a "Sale of the Company" shall mean (x) a sale, transfer or other disposition (including exclusive license) of all or substantially all of the assets of the Company, (y) a transaction (or series of related transactions) in which a person or entity acquires fifty percent (50%) or more of the outstanding and issued voting Equity Securities of the Company held by its members or (z) a merger, consolidation, sale, transfer or other transaction (or series of related transactions) in which the holders of the Equity Securities of the Company will hold, upon consummation of such transaction, less than fifty percent (50%) of the voting power of the surviving entity; provided that in no event shall a "Sale of the Company" include (a) a transaction effected exclusively for the purpose of changing the domicile of the Company, (b) an equity financing effected exclusively for capital raising purposes in which the Company is the surviving entity, and (c) a transaction in which the members of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving entity following the transaction. At least five (5) business days prior to the closing of the Sale of the Company, the Company shall notify the Lender in writing of the anticipated closing date of such sale.

<u>Event of Default</u>: Upon the occurrence of an Event of Default under Section 4.1 hereof, at the option and upon the declaration of the Lender, the entire Balance shall, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and the Lender may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under this Note and exercise any and all other remedies granted to it at law, in equity or otherwise.

What it means to be a minority holder

As a minority holder of Series AA Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series AA Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,610,000.00
  Number of Securities Sold: 23,031,354
  Use of proceeds: Operating expenses
  Date: July 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $19,513,227.37
  Use of proceeds: Operating expenses
  Date: December 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $250,000.00
  Use of proceeds: Operating expenses
  Date: April 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $250,000.00
  Use of proceeds: Operating Expenses
  Date: March 29, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

While limited revenues have been collected in prior years, the Company did not have any revenue in 2020 or 2021.

Cost of sales

With no revenues in either of the preceding two years, there were no costs of sales in 2020 or 2021.

Gross margins

The Company had no revenues in 2020 or 2021 and therefore had no gross margins. Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and facilities expenses. Operating expenses in 2021 increased to approximately $11.3 million from approximately $9.1 million in 2020. The increase was due primarily to higher General and Administrative expenses in 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and facilities expenses. Operating expenses in 2021 increased to approximately $12.7 million from approximately $9.2 million in 2020. Approximately $1.7 million of this increase was due to increased research and development costs.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company expects to transition from a development-stage company in 2022 to a revenue-generating firm in 2023. Past cash was primarily generated through equity investments and convertible notes. Our goal is to begin revenue shipments in 2023 and achieve cash flow breakeven shortly thereafter.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our current cash on hand and available credit is approximately $200,000 as of December 9, 2022, which we believe is sufficient to fund operations through December 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Without additional funding from other sources, the funds of this campaign are critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without additional funding from other sources, the funds from this campaign are necessary to the viability of the Company. We anticipate that nearly all of the operating capital available to the Company will be sourced from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Any working capital raised through StartEngine will serve to accelerate the Company's business objectives. Should the Company only raise $10,000, this may materially impact the Company's viability, as the Company, based on historical performance, may not be able to finance operations going forward.

How long will you be able to operate the company if you raise your maximum funding goal?

Any working capital raised through StartEngine will serve to accelerate the Company's business objectives. Should the Company raise the maximum funding, we will be able to further accelerate our business objectives, with the maximum funding amount supporting approximately 3 months of operations. Even at this amount ($1.235 million), the Company may not be able to finance operations going forward.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising funds from existing investors and securing lines of credit from bank and non-bank lenders.

Indebtedness

- **Creditor:** Various convertible note holders
  Amount Owed: $29,709,536.10
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022
  See company securities section for material terms.

- **Creditor:** The Boler Company
  Amount Owed: $4,499,355.88
  Interest Rate: 15.0%
  Maturity Date: December 31, 2022
  See Company Securities section for material terms.

- **Creditor:** Firsthand Capital Management, Inc.
  Amount Owed: $251,385.50
  Interest Rate: 1.26%
  Maturity Date: December 31, 2022

- **Creditor:** Firsthand Capital Management, Inc.
  Amount Owed: $265,416.66
  Interest Rate: 0.97%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Firsthand Venture Investors
  Names of 20% owners: Firsthand Venture Investors
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Convertible notes with a total principal amount of $24,029,015 issued between June 2019 and December 2022
  Material Terms: $24,029,015 principal amount; 12% interest; maturity 12/31/22; convertible into next round of equity funding at 20% discount to original issue price.

- **Name of Entity:** Firsthand Capital Management, Inc.
  Names of 20% owners: Firsthand Venture Investors
  Relationship to Company: Firsthand Capital Management, Firsthand Technology Value Fund, Inc. and of Firsthand Venture Investors are affiliates of each other, and under the common control of Kevin Landis.
  Nature / amount of interest in the transaction: Firsthand Capital Management is the holder of an unsecured term note from Wrightspeed with a principal amount of $250,000
  Material Terms: Principal amount: $250,000, interest rate: 1.26%, maturity date: 12/31/22

- **Name of Entity:** Firsthand Venture Investors
  Names of 20% owners: Firsthand Venture Investors
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Firsthand Venture Investors has purchased 60,733,693 shares of Series AA preferred stock in several transactions between June 2019 and July 2020

Material Terms: Shares of Series AA preferred stock were purchased at a price of $0.287 per share.

- **Name of Entity:** Firsthand Capital Management, Inc.
  Names of 20% owners: Firsthand Venture Investors
  Relationship to Company: Firsthand Capital Management, Firsthand Technology Value Fund, Inc. and of Firsthand Venture Investors are affiliates of each other, and under the common control of Kevin Landis.
  Nature / amount of interest in the transaction: Firsthand Capital Management is the holder of an unsecured term note from Wrightspeed with a principal amount of $250,000
  Material Terms: Principal amount: $250,000, interest rate: 0.97%, maturity date: 12/31/22

Valuation

Pre-Money Valuation: $64,946,577.87

Valuation Details:

Hyliion Holdings (NYSE: HYLN) is one of our competitors in the electrification of heavy-duty vehicles. Hyliion reported revenues of approximately $200,000 in 2021. Hyliion is projecting revenues of $2 million - $3 million in 2022. Further, consensus Wall Street estimates indicate Hyliion may generate $2.9 million in revenues over the next 12 months (NTM). Hyliion currently has a market cap of approximately $550 million, which represents a 190x multiple of NTM revenues. By comparison, REVO projects 2023 revenues to be in the range of $500,000 to $1 million. Using a multiple of 2023 revenues similar to Hyliion yields a valuation for REVO in the range of $95 to $190 million.

<u>COGS (Cost of Goods Sold)</u>

$1.0 million

<u>Gross margin</u>

$0

<u>Fixed costs</u>

We forecast fixed operating expenses of $6 million - $8 million in 2023, including R&D and SG&A expenses.

<u>Discussion on projection assumptions</u>

Financial projections assume the Company is able to raise capital from crowdfunding and other sources sufficient to provide enough working capital to fund company operations and complete product development. The Company currently has a low level of cash and may have to cease operations if it is not able to raise additional capital. The projections also assume the Company is able to overcome certain technology challenges in product development and substantially complete product development in the first half of 2023 and begin revenue shipments of its single-axle powertrain kits in the second half of 2023, with limited unit shipments and revenues of $500,000 to $1 million anticipated. With $0 operating margins and additional fixed expenses, we expect the Company to operate with a net operating loss in 2023. We are not providing financial projections beyond 2023 at this time.

This valuation was calculated internally by the Company without the use of any formal third

party independent valuation analysis.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $34,208,891.98 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Please see risk factors on additional information regarding the use of forward looking information.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.33, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*

1.0%
Fees for certain services provided by StartEngine

- *Research & Development*
  50.0%
  We will use 50.0% of the funds raised for conducting research and development on our powertrain.
- *General and Administrative*
  33.5%
  We will use 33.5% of the funds raised to support operating expenses including wages, rent, legal fees, maintenance etc.
- *Sales & Marketing*
  10.0%
  We will use 10% of the funds for various activities designed to acquire more customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.revopowertrains.com/ (revopowertrains.com/annual-report).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/revopowertrains

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wrightspeed, Inc.

[See attached]

WRIGHTSPEED, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

AUDITED

(Expressed in US Dollars $)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Wrightspeed, Inc.
Alameda, California

Opinion

We have audited the financial statements of Wrightspeed, Inc., which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Wrightspeed, Inc., as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Wrightspeed, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wrightspeed Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Wrightspeed, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Wrightspeed, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 8, 2022
Los Angeles, California

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	1,535,464
Inventory		2,151,828
Prepaids and Other Current Assets		510,955
Total Current Assets		**4,198,248**
Property and Equipment, net		322,608
Deposits		60,607
Total Assets	**$**	**4,581,463**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	650,388
Current Portion of Loans and Notes		628,503
Current Portion of Convertible Note		25,118,312
Accrued Interest on Convertible Note		4,421,242
Other Current Liabilities		1,116,439
Total Current Liabilities		**31,934,883**
Warrant Liabilities		134,311
Total Liabilities		**32,069,194**
STOCKHOLDERS EQUITY		
Common Stock		39
Series AA Preferred Stock		641
Equity Issuance Costs		(237,452)
Additional Paid in Capital		20,617,468
Retained Earnings/(Accumulated Deficit)		(47,868,429)
Total Stockholders' Equity		**(27,487,731)**
Total Liabilities and Stockholders' Equity	**$**	**4,581,463**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021
(USD $ in Dollars)		
Net Revenue	$	-
Cost of Goods Sold		-
Gross profit		-
Operating expenses		
General and Administrative		3,703,158
Research and Development		6,787,517
Sales and Marketing		841,579
Total operating expenses		11,332,253
Operating Income/(Loss)		(11,332,253)
Interest Expense		2,415,990
Other Loss/(Income)		(5)
Income/(Loss) before provision for income taxes		(13,748,238)
Provision/(Benefit) for income taxes		-
Net Income/(Net Loss)	**$**	**(13,748,238)**

See accompanying notes to financial statements.

WRIGHTSPEED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Series AA Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	**2,974,943**	**$ 30**	**64,140,944**	**$ 641**	**$ 20,590,301**	**$ (237,452)**	**$ (34,120,190)**	**$ (13,766,670)**
Issuance of Stock	964,372	10	-	-	27,167			27,177
Share-Based Compensation					-			-
Net income/(loss)							(13,748,238)	(13,748,238)
Balance—December 31, 2021	**3,939,315**	**$ 39**	**64,140,944**	**$ 641**	**$ 20,617,468**	**$ (237,452)**	**$ (47,868,429)**	**$ (27,487,731)**

See accompanying notes to financial statements.

WRIGHTSPEED INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(13,748,238)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property		905,533
Share-based Compensation		-
Changes in operating assets and liabilities:		
Inventory		544,816
Prepaids and Other Current Assets		(110,255)
Accounts Payable		(648,294)
Accrued Interest on Convertible Note		2,407,241
Warrant Liabilities		
Other Current Liabilities		(281,341)
Net cash provided/(used) by operating activities		**(10,930,539)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(40,961)
Net cash provided/(used) in investing activities		**(40,961)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		27,177
Borrowing on Promissory Notes and Loans		
Repayment of Promissory Notes and Loans		(97,640)
Borrowing on Convertible Notes		10,600,061
Net cash provided/(used) by financing activities		**10,529,598**
Change in Cash		(441,902)
Cash—beginning of year		2,037,974
Cash—end of year	**$**	**1,596,072**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note		-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Wrightspeed Inc. was incorporated on January 4, 2005, in the state of Delaware. The financial statements of Wrightspeed Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alameda, California.

Wrightspeed is providing the safest, cleanest, most affordable electric powertrain for Class 6 & 7 commercial vehicles. We achieve this through our Powertrain-in-a-Crate tm kit which replaces the existing powertrain in a vehicle. We intend to generate revenue and profit margin by selling our Powertrain-in-a-Crate kits directly to commercial vehicle customers via the dealerships that will install the kits. The end customers are fleets of medium-duty delivery and work trucks, or fleets of transit or school buses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,787,974.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and work in progress which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and Equipment	5 years
Tooling	5 years
Computer Equipment	5 years
Software	5 years
Automobile	5 years
Leasehold Improvement	15 years
Trade Show Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Wrightspeed Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

The Company intends to generate revenue and profit margin by selling Powertrain-in-a-Crate kits directly to commercial vehicle customers via the dealerships that will install the kits. The end customers are fleets of medium-duty delivery and work trucks, or fleets of transit or school buses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, amounted to $841,579, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021
Finished goods	1,980,906
Work in progress	170,922
Total Inventory	**$ 2,151,828**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021
Prepaid expenses	510,955
Total Prepaids and Other Current Assets	**$ 510,955**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021
Accrued Expense	260,172
Sales Tax Payable	3,067
Deferred Rent	87,967
FSA Deferral	129
Customer Deposit	764,895
Other current liabilities	208
Total Other Current Liabilities	**$ 1,116,439**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2021
Machinery and Equipment	$	565,230
Tooling		887,773
Computer Equipment		141,727
Software		9,987
Automobile		94,633
Leasehold Improvement		4,219,210
Trade Show Equipment		7,772
Property and Equipment, at Cost		**5,926,333**
Accumulated depreciation		(5,603,726)
Property and Equipment, Net	**$**	**322,608**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, were in the amount of $905,533.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 89,532,869 shares of Common Shares with a par value of $0.00001. As of December 31, 2021, 3,939,315 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 65,807,580 shares of Preferred Shares with a $0.00001 par value. As of December 31, 2021, 64,140,944 shares of Preferred Shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2010, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 12,170,371 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States Government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	**1,669,296**	**$ 0.02**	**6.60**
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	**1,669,296**	**$ 0.02**	**5.60**
Exercisable Options at December 31, 2021	**1,669,296**	**$ 0.02**	**5.60**

Stock option expenses for the years ended December 31, 2021, was $0.

8. WARRANT LIABILITIES

During 2017 and 2018, the Company issued 2,905 warrants to purchase Common Stock and 1,666,391 warrants to purchase Preferred Stock. Management determined that the warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability. In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a

component of other income in the statement of operations. As of December 31, 2021, the outstanding balance of warrant liabilities amounted to $134,311.

9. DEBT

Promissory Notes & Loans

On May 3, 2020, the Company entered into PPP loan agreement, the details and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan Payable	$ 721,419	1.00%	5/3/2020	5/3/2022	$ 7,214	$ 7,214	$ 621,289	$ -	$ 621,289
Total					**$ 7,214**	**$ 7,214**	**$ 621,289**	**$ -**	**$ 621,289**

On June 28, 2022, the Company received full forgiveness of PPP loan. See Footnote 13 (Subsequent Events) for details.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Notes	$ 2,879,398	15.00%	12/31/2018	12/31/2021	431,910	1,296,913	2,879,398	-	4,176,311
2019 Convertible Notes	$ 5,383,764	12.00%	06/07/2019	12/31/2021	655,024	1,683,323	5,383,764	-	7,067,087
2020 Convertible Notes	$ 6,288,227	12.00%	08/12/2020	12/31/2021	765,067	885,776	6,288,227	-	7,174,003
2021 Convertible Notes	$ 10,600,000	12.00%	02/23/2021	12/31/2021	555,230	555,230	10,600,000	-	11,155,230
Total	**$ -**				**$ 2,407,231**	**$ 4,421,242**	**$ 25,151,390**	**$ -**	**$ 29,572,632**

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean a price per share equal to eighty percent (80%) of the lowest price per share paid by investors in the Qualifying Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$ (4,102,474)
Valuation Allowance	4,102,474
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021are as follows:

As of Year Ended December 31,		**2021**
Net Operating Loss	$	(9,922,889)
Valuation Allowance		9,922,889
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $33,253,650, and the Company had state net operating loss ("NOL") carryforwards of approximately $33,253,650. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company issued convertible notes to a related party and has incurred related accrued interest as follows:

		Principal		**Accrued Interest through December 31, 2021**	**Total**
2019 Convertible notes	$	4,929,015	$	1,541,139	$ 6,470,153
2020 Convertible notes		5,875,000		830,325	6,705,325
2021 Convertible notes		10,600,000		555,300	11,155,300
	$	**21,404,015**	**$**	**2,926,764**	**$24,330,778**

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 18, 2014, the Company entered into a lease agreement with City of Alameda to rent Building 41 located within Alameda, California. The commencement date of the lease is February 1, 2015 and expires on January 31, 2022. The annual rent starts from $46,995.99. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	4,676
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**4,676**

Rent expenses were in the amount of $364,643 as of December 31, 2021.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 8, 2022, which is the date the financial statements were available to be issued.

From February 23, 2022, until November 8, 2022, the Company issued thirteen (13) Convertible Notes in the aggregate amount of $2,835,000 to a related party. The notes bear interest rates of 12% and have a maturity date set on December 31, 2022.

On June 28, 2022, the Company received forgiveness of a portion of its PPP loan, which included the principal of $532,345 and the interest of $11,405. On August 11, 2022, the company was informed by Wells Fargo Bank, National Association, it has also received forgiveness of the remaining portion of PPP loan which the Company has previously repaid, amounted to $193,352.77 which includes principal and interest. The Company expects to receive that amount in the near future.

During 2022, through the date of this report, the Company issued an additional 554, 048 shares of Common Stock through the Employee Incentive Plan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $12,717,261, an operating cash flow loss of $10,825,730, and liquid assets in cash of $1,596,072, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Wrightspeed, Inc.
Financial Statements
December 31, 2020

Frank, Rimerman + Co. LLP

To the Board of Directors of
Wrightspeed, Inc.
Alameda, California

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of Wrightspeed, Inc. (the Company), a Delaware Corporation, which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wrightspeed, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Frank, Rimerman & Co. LLP

San Francisco, California
January 5, 2022

Wrightspeed, Inc.
Balance Sheet
December 31, 2020

ASSETS		
Current Assets		
Cash and cash equivalents	$	2,037,974
Prepaid expenses and other current assets		3,097,344
Total current assets		5,135,318
Property and Equipment, net		1,187,179
Total assets	$	6,322,497
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$	1,298,681
Accrued expenses and other current liabilities		197,951
Deferred rent, current		86,333
Government note payable		726,143
Notes payable, net of discount		16,532,252
Total current liabilities		18,841,360
Customer Deposits		764,895
Preferred Stock Warrant Liability		134,311
Deferred Rent		348,600
Commitments and Contingencies (Notes 4, 7, 9 and 11)		
Stockholders' Deficit		
Series AA convertible preferred stock, $0.00001 par value (aggregate liquidation preference of $18,408,451)		641
Common stock, $0.00001 par value		29
Additional paid-in capital		19,310,494
Accumulated deficit		(33,077,833)
Total stockholders' deficit		(13,766,669)
Total liabilities and stockholders' deficit	$	6,322,497

See Notes to Financial Statements

Wrightspeed, Inc.
Statement of Operations
December 31, 2020

Operating Expenses		
Research and development	$	8,204,505
Sales and marketing		232,307
General and administrative		679,097
Total operating expenses		9,115,909
Loss from Operations		(9,115,909)
Interest Expense		(1,225,573)
Other Income (Expense), net		42,198
Loss before Income Taxes		(10,299,284)
Income Taxes		(800)
Net Loss	$	(10,300,084)

See Notes to Financial Statements

Wrightspeed, Inc.
Statement of Stockholders' Deficit
Year Ended December 31, 2020

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2019	50,548,305	$ 505	2,404,944	$ 23	$ 15,394,257	$ (22,777,749)	$ (7,382,964)
Issuance of Series AA convertible preferred stock in exchange for cash, net of issuance costs	13,592,639	136	-	-	3,841,047	-	3,841,183
Issuance of common stock upon exercise of stock options	-	-	602,221	6	17,611	-	17,617
Stock-based compensation	-	-	-	-	57,579	-	57,579
Net loss	-	-	-	-	-	(10,300,084)	(10,300,084)
Balances, December 31, 2020	64,140,944	$ 641	3,007,165	$ 29	$ 19,310,494	$ (33,077,833)	$ (13,766,669)

See Notes to Financial Statements

Wrightspeed, Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net loss	$ (10,300,084)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	943,549
Non-cash interest expense	1,220,858
Stock-based compensation	57,579
Revaluation of preferred stock warrant liability	(42,826)
Changes in operating assets and liabilities, net of effects from sale of subsidiaries:	
Prepaid expenses and other current assets	(181,046)
Accounts payable	(43,534)
Accrued expenses and other current liabilities	79,504
Deferred rent	(327,495)
Net cash used in operating activities	(8,593,495)
Cash Flows from Investing Activities	
Purchase of property and equipment	(296,900)
Net cash used in investing activities	(296,900)
Cash Flows from Financing Activities	
Proceeds from note payable, net of issuance costs	6,249,565
Proceeds from govnernment note payable	721,419
Proceeds from the exercise of common stock options	17,617
Proceeds from the issuance of convertible preferred stock, net	3,841,183
Net cash provided by financing activities	10,829,784
Net Increase in Cash and Cash Equivalents	1,939,389
Cash and Cash Equivalents, December 31, 2019	98,585
Cash and Cash Equivalents, December 31, 2020	$ 2,037,974

Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income taxes	$ 800

(continued)

1. Nature of Business and Management's Plans Regarding Financing Future Operations

Nature of Business

Wrightspeed, Inc. (the Company) was incorporated in the state of Delaware in 2005. The Company produces a novel and patented, high-power electric vehicle powertrain with optional onboard power generation to eliminate or substantially reduce the emissions of medium and heavy-duty commercial trucks and busses while increasing their performance, efficiency, and range.

Management's Plans Regarding Financing of Future Operations

The Company has incurred losses and negative cash flows from operations since inception and has relied on equity and debt financing to sustain operations. At December 31, 2020, the Company had not generated revenue from operations and had an accumulated deficit of $33,077,833. Management expects losses and negative cash flows from operations to continue for the foreseeable future, primarily as a result of continued product development. At December 31, 2020, the Company had $2,037,974 in available cash and cash equivalents. Subsequent to year end (Note 11), the Company raised additional capital totaling $9,600,000 through the issuance of convertible notes payable. Management believes the Company's additional debt financing in 2021 will allow the Company to continue as a going concern through at least January 5, 2023; however, the Company may be unable to raise additional funding to meet its working capital needs over the longer term.

2. Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties:

The Company is subject to a number of business risks including, but not limited to, competition from other companies entering this industry, the ability to obtain adequate funding, dependence on key employees, and the ability to attract and retain qualified employees.

The global outbreak of the novel coronavirus continues to be an evolving situation. The virus has disrupted much of society, impacted global travel and supply chains, and adversely impacted global commercial activity in most industries. The rapid development and fluidity of this situation precludes any prediction as to its ultimate impact, which may impact the Company's operating performance in the near term.

2. Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers* (Topic 606) to account for revenue form the future sale of its products. The Company has had no product sales through December 31, 2020. The Company expects to begin selling its powertrains directly to manufacturers in early 2022. The Company may also provide installation services or installation training, as needed.

The Company will determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the Company satisfies a performance obligation

Cost of Revenue:

Cost of revenue will consist of all direct costs and indirect costs to construct the Company's primary powertrain product, including supplies, parts and manufacturing overhead.

Customer Deposits:

The Company has entered into several long-term and research and development arrangements with customers to develop and install powertrains on specified vehicles. The Company has not delivered on these agreements and, as a result, all customer prepayments have been recorded as customer deposits at December 31, 2020.

2. Significant Accounting Policies (continued)

Cash Equivalents:

Cash equivalents include all cash balances and highly liquid investments purchased with a remaining maturity of three months or less.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. The Company maintains a significant portion of its cash and cash equivalents at one financial institution. Deposits exceeded the amount insured by the Federal Deposit Insurance Corporation at December 31, 2020. The Company has not experienced any losses on its cash and cash equivalent deposits through December 31, 2020.

Property and Equipment:

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over their estimated useful lives, generally two to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the asset.

Accounting for Impairment of Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. The Company has not recorded an impairment loss through December 31, 2020.

Software Development Costs:

The Company expenses all development costs for internal use software incurred that relate to the planning and post-implementation phases of development. Costs incurred in the development phase, including upgrades and enhancements, if it is probable such expenditures will result in additional functionality, are subject to capitalization and amortization over an estimated useful life. The Company has not capitalized any software development costs related to internal use software as the Company has determined the impact on the financial statements would not be material.

2. Significant Accounting Policies (continued)

Research and Development Costs:

Research and development costs are expensed as incurred. Research and development costs consist primarily of supplies, parts, depreciation of equipment and salaries, benefits and allocated overhead attributable to research and development personnel.

Convertible Preferred Stock Warrants:

Freestanding warrants that are either puttable or warrants and are redeemable for shares of convertible preferred stock are classified as liabilities at their fair value (Note 7). The Company's preferred stock warrants have been measured and recognized at fair value and are subject to re-measurement at each balance sheet date. At the end of each reporting period, the change in fair value during the period is recognized as a component of other income (expense). The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of the preferred stock warrants or the completion of a liquidation event, including completion of an initial public offering, at which time the preferred stock warrants will be converted into warrants to purchase common stock, and the warrant liability will be reclassified to additional paid-in capital.

Fair Value Measurement:

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which modifies the disclosure requirements for fair value measurement. The Company adopted ASU 2018-13 on a retrospective basis as of January 1, 2020. The adoption of this accounting guidance resulted in the removal or modification of certain fair value measurement disclosures presented in the Company's notes to the financial statements.

The Company uses a three-level hierarchy for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. The three-level hierarchy prioritizes within the measurement of fair value, the use of market-based information over entity-specific information. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated within those financial instruments.

The three-level hierarchy for fair value measurement is defined as follows:

Level I: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

2. Significant Accounting Policies (continued)

Fair Value Measurement (continued):

Level II: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III: Inputs to the valuation methodology, which are significant to the fair value measurement, are unobservable.

A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's preferred stock warrant liability has been valued using the Black-Scholes option pricing model and is classified within Level III of the fair value hierarchy at December 31, 2020. The inputs used to determine fair value are summarized in Note 7. The Company recorded a $42,826 gain to other income and expense on the statement of operations related to the re-valuation of its warrant liability in 2020.

Stock-Based Compensation:

In June 2018, the FASB issued ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting*. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The main provision of ASU 2018-07 requires the measurement of all share-based equity classified awards be fixed at the grant date. Effective January 1, 2020, the Company adopted the requirements of ASU 2018-07 using the modified retrospective transition method. The effect of applying the new standard did not result in a material adjustment to accumulated deficit at January 1, 2020, as stock-based compensation for nonemployees has not been significant for the Company.

The Company generally grants stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at date of grant. The Company accounts for all stock option grants using the fair value method on the date of issuance and stock-based compensation is recognized as the underlying options vest.

2. Significant Accounting Policies (continued)

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of existing assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax assets and liabilities are recorded net and classified as noncurrent on the balance sheet. A valuation allowance is provided when it is more likely than not that some or all of the deferred income tax assets will not be realized.

The Company periodically reviews its operations and significant income tax positions for uncertainties and areas of judgment in the application of complex tax regulations in several tax jurisdictions and provides a liability for potential income taxes, where applicable.

Recent Accounting Pronouncement Not Yet Effective:

In February 2016, the FASB issued ASC Topic 842, *Leases*. This standard requires all entities that lease assets with terms of more than twelve months to capitalize the assets and related liabilities on the balance sheet. The standard is effective for the Company as of January 1, 2022 and requires the use of a modified retrospective transition approach for its adoption. The Company is currently evaluating the effect Topic 842 will have on its financial statements and related disclosures. Management expects the assets leased under operating leases with terms greater than twelve months, similar to the leases discussed in Note 9 to the financial statements, will be capitalized together with the related lease obligations upon the adoption of Topic 842.

3. Balance Sheet Detail

Prepaid Expenses:

Prepaid expenses consists of the following at December 31, 2020:

Research and development supplies	$ 2,696,644
Prepaid expense, general	289,390
Prepaid insurance	56,579
Prepaid rent	54,731
	$ 3,097,344

3. Balance Sheet Detail (continued)

Prepaid Expenses (continued):

The Company is in process of completing designs for its powertrain product. Research and development supplies relate to purchased parts that will be used to assemble and perform testing over the Company's powertrain designs. The Company amortizes research and development supplies to research and development expense on the statement of operations as the underlying supplies are consumed.

Property and Equipment:

Property and equipment consists of the following at December 31, 2020:

Leasehold improvements	$ 4,219,210
Machinery and equipment	1,522,011
Computer equipment	144,150
	5,885,371
Less accumulated depreciation and amortization	(4,698,192)
	$ 1,187,179

4. Borrowings

Convertible Notes Payable:

During 2018, 2019 and 2020 the Company raised $14,551,389 through the issuance of convertible notes payable (the Notes). The Notes mature on December 31, 2021 and are convertible upon the Company's next qualified equity financing resulting in cash proceeds to the Company of at least $20,000,000. The Notes are convertible at 80% of the price paid per security issued under the next qualified round, subject to certain limitations. Outstanding borrowings under the Notes accrue annual interest at the rate of 12-15% per annum. The Company accrued $1,210,611 of interest related to the Notes in 2020. Total outstanding borrowings, including accrued interest, were $16,565,391 at December 31, 2020.

In connection with the Notes, the Company capitalized $38,662 of legal fees associated with issuing the Notes as a debt discount. The Company is amortizing the debt discount over the terms of the Notes. The Company recorded $5,523 of amortization related to the debt discount in 2020 and $33,139 remains unamortized at December 31, 2020.

4. Borrowings (continued)

Government Note Payable:

In July 2020, the Company received an unsecured loan for $721,419 (the Note) from the U.S. Small Business Administration (the SBA) Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act. Outstanding borrowings under the Note bear interest at the rate of 1% per annum, with the first six months of interest deferred. Monthly principal and interest payments are required thereafter through July 2022. Proceeds from the Note were restricted to payment of employee salaries, rent and utility costs. Under the terms of the Note, if the Company satisfied certain conditions set forth in the agreement, the SBA could agree to forgive all or a portion of the outstanding borrowings, along with any accrued but unpaid interest ($4,724 of accrued interest at December 31, 2020). In 2020, no portion of the outstanding borrowings was repaid by the Company. The Company believes it has satisfied the requirements necessary for the Note to be forgiven by the SBA and has requested to have all borrowings forgiven. At December 31, 2020, the Note had yet to be forgiven and the related borrowings and accrued interest of $726,143 remained outstanding.

5. Income Taxes

The Company applies the provisions set forth in FASB ASC Topic 740, *Income Taxes,* to account for the uncertainty in income taxes.

The Company uses the "more likely than not" criterion for recognizing the tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of these tax positions and believes its income tax filing positions and deductions will be sustained upon examination. Accordingly, no reserve for uncertain income tax positions or related accruals for interest and penalties have been recorded at December 31, 2020. In the event the Company should need to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense.

Deferred income taxes result from the tax effect of transactions recognized in different periods for financial statement and income tax reporting purposes. The Company's net deferred income tax assets at December 31, 2020 were approximately $22,468,400, and have been fully offset by a valuation allowance, as their realization is not assured. Deferred income tax assets consist principally of net operating losses and income tax credits, which may be carried forward to offset future income tax liabilities. For federal and state, the Company has net operation loss carryforwards of $67,946,008 and $67,393,768, respectively, at December 31, 2020, which expire beginning in 2030. Additionally, the Company has federal and state business and research and development income tax credits totaling $1,605,674 and $1,588,608, respectively, at December 31, 2020. The federal income tax credits may be carried forward until 2040. The state income tax credits may be carried forward indefinitely.

6. Capital Stock

Common Stock:

The Company is authorized to issue 89,532,251 shares of common stock with a par value of $0.00001 per share. At December 31, 2020, the Company had 3,007,165 shares issued and outstanding. The holders of common stock have voting rights equal to one vote per share of common stock held.

The Company allows option holders to exercise unvested options issued under the Company's stock award plan. Shares received from such early exercises are also subject to a right of repurchase at the issuance price. The Company's repurchase right with respect to these shares lapses as the options vest. At December 31, 2020 the repurchase liability for early exercised stock options was not significant.

Convertible Preferred Stock:

The Company is authorized to issue 65,807,580 shares of convertible preferred stock with a par value of $0.00001 per share. The Company's Board of Directors has designated all issuable convertible preferred shares as Series AA convertible preferred stock (Series AA). There were 64,140,944 shares of Series AA issued and outstanding at December 31, 2020.

The rights, preferences, privileges and restrictions of Series AA are as follows:

Dividends:

The holders of Series AA are entitled to receive non-cumulative dividends, prior to and in preference to any declaration or payment of dividends on common stock, when and if declared by the Company's Board of Directors, at an annual rate of $0.03 per share, as adjusted for stock splits, dividends, reclassifications or the like. After payment of preferred stock dividends, any additional dividends will be paid ratably among holders of common stock and Series AA, on an as converted basis. The Company has not declared or paid any dividends through December 31, 2020.

Liquidation:

In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series AA will be entitled to be paid, prior and in preference to any payment or distribution on any share of common stock, an amount equal to $0.2870, as adjusted for any stock dividends, combinations, splits, recapitalizations or the like, plus all declared but unpaid dividends.

After the payment of the full liquidation preference to the holders of Series AA any remaining assets of the Company legally available for distribution will be paid to the holders of common stock, on a pro rata basis.

6. Capital Stock (continued)

Convertible Preferred Stock (continued):

Conversion:

At the option of the holder, each share of Series AA will be convertible at any time into such number of fully paid and nonassessable shares of common stock, as is determined by dividing the original issue price for Series AA by the conversion price, at the time of conversion. Conversion is initially set at the original issuance price per share.

Each share of Series AA will automatically be converted into shares of common stock at the then-effective conversion rate immediately upon the closing of an underwritten public offering of common stock under the Securities Act of 1933 sold to the public with a price of at least $16.54 per share (as adjusted for dividends, stock splits, or other recapitalization) and with gross proceeds to the Company of at least $20,000,000.

Voting:

The holders of shares of Preferred Stock are entitled to the number of votes equal to the number of whole shares of common stock into which Series AA is convertible. The holders of Series AA, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Series AA and common stock, voting together as a single class on an as-converted basis, are entitled to elect one member of the Board of Directors.

Protective Provisions:

The holders of Series AA have certain protective provisions.

As long as any shares of Series AA remain issued and outstanding, the holders of a majority of the outstanding shares of Series AA must approve any liquidation event, dividend declarations, issuance of new borrowings, any amendments or alterations to the Certificate of Incorporation or Bylaws, and any changes to the authorized number of members of the Board of Directors.

7. Warrants

From time to time, the Company has issued warrants to purchase the Company's common stock in connection with its debt and equity financings. The warrants were immediately exercisable and expire, if not exercised, two years from their respective issuance dates. Warrants to purchase 2,905 shares of the Company's common stock remain outstanding at December 31, 2020 with a weighted average exercise price of $551 per share. The fair value of these warrants were determined to be insignificant at the time of issuance.

From time to time, the Company has issued warrants to purchase the Company's convertible preferred stock in connection with its debt and equity financings. At December 31, 2020, warrants to purchase 1,666,391 shares of Series AA for $0.287 per share remain outstanding. The warrants will be exercisable, at the option of the holder, into shares issued under the Company's next qualified preferred stock financing. Certain provisions of the warrants allow for the number of shares issuable and the exercise price to be adjusted based on the provisions of the next qualified preferred stock financing. As a result, the fair value of the warrants were recorded as preferred stock warrant liability and as financing expenses at their time of issuance. At December 31, 2020, the Company valued the warrants using the Black-Scholes option pricing model with the following weighted average assumptions: contractual life of 2.03 years; no dividends; expected volatility of 50%; and a risk-free interest rate of 0.37%.

8. Equity Incentive Plan

In 2010, the Company established the 2010 Equity Incentive Plan (the Plan). Under the Plan, incentive stock options may be granted to employees and non-qualified stock options may be granted to employees, officers, directors, and consultants for the purchase of up to 12,170,371 shares of common stock.

Options under the Plan may be outstanding for periods of up to ten years following the grant date. Options issued under the Plan are determined by the Board of Directors and must be priced at no less than the fair value of the shares on the date of the grant provided, however, the exercise price of any option granted to a stockholder owning greater than 10% of the Company's outstanding capital stock cannot be less than 110% of the fair value of the shares on the date of grant. Fair value is determined by the Board of Directors. Stock options generally vest over a period of four years and expire, if not exercised, 10 years from the date of grant.

8. Equity Incentive Plan (continued)

Stock options granted to a stockholder that owns greater than 10% of the Company's capital stock expire, if not exercised, five years from the date of grant. The fair value of each award in 2020 has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 6.05 years, risk-free interest rate of 0.27%, expected volatility of 50%, and no dividends during the expected life. Expected volatility is based on historical volatilities of public companies operating in the Company's industry. The expected life of the options represents the period of time options are expected to be outstanding and is estimated considering vesting terms and employees' historical exercise and post-vesting employment termination behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock-based compensation is allocated on a departmental basis, based on the classification of the option holder or grant recipient. No income tax benefits have been recognized in the consolidated statement of operations for stock-based compensation arrangements and no stock-based compensation has been capitalized at December 31, 2020. Stock-based compensation related to options granted in 2020 was $57,579. Future stock-based compensation for unvested options granted and outstanding at December 31, 2020 is $242,528 to be recognized over the remaining requisite service period of 4.25 years.

Stock option activity under the Plan is as follows:

		Options Outstanding	
	Options Available	Number of Shares	Weighted-Average Exercise Price
Balances, December 31, 2019	10,106,482	5,038,392	0.031
Granted	(1,160,000)	1,160,000	0.030
Cancelled	500,001	(500,001)	0.030
Exercised	-	(602,221)	0.029
Balances, December 31, 2020	9,446,483	5,096,170	$ 0.031

At December 31, 2020, 1,379,792 options were vested and exercisable with a weighted-average exercise price of $0.31 and weighted-average remaining contractual life of 8.66 years. The total intrinsic value of options exercised in 2020 was not significant.

9. Commitments and Contingencies

Leases:

The Company leases its office facilities under non-cancelable operating lease agreements in Alameda, California, which expires in March 2022. The Company has an option to renew its leases for two consecutive five-year renewal periods. Under the terms of the leases, the Company is responsible for certain insurance, property taxes and maintenance expenses. The Company recognizes rent on a straight-line basis over the term of each lease. The difference between required lease payments and rent expense has been recorded as deferred rent. Rent expense was $321,519 in 2020.

Future annual minimum lease payments under the non-cancelable leases are $670,000 and $112,000 for the years ending December 31, 2021 and 2022, respectively.

Indemnification Agreements:

From time to time, in its normal course of business, the Company may indemnify other parties, with which it enters into contractual relationships, including lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims. Management believes any future liability arising from these agreements will not have a material effect on the financial statements.

Legal:

The Company may become a party to various litigation matters and disputes considered routine and in the ordinary course of the business. The Company is not aware of any current legal claims at December 31, 2020 and, in the opinion of management, the ultimate disposition of any future claims will not have a material adverse effect on the consolidated financial statements.

10. Employee Benefit Plan

The Company has a defined contribution 401(k) plan under which employees may contribute a portion of their compensation to the plan, subject to the limitations under the Code. The Company's contributions to the plan are at the discretion of the Board of Directors. The Company contributed $63,983 to the plan in 2020.

11. Subsequent Events

Convertible Notes Payable Issuance:

From February 2021 through November 2021, the Company raised an additional $9,600,000 through the issuance of convertible notes payable (the Notes) to several of its current investors. The Notes were originally set to mature on December 31, 2021 and are convertible upon the Company's next qualified equity financing resulting in cash proceeds to the Company of at least $20,000,000. The Notes are convertible at 80% of the price paid per security issued under the next qualified round, subject to certain limitations. Outstanding borrowings under the Notes accrue annual interest at the rate of 12% per annum. If the Company is acquired in an acquisition prior to its next qualified financing the Notes will become repayable at a rate equal to 200% of the outstanding borrowings at that time.

As part of the additional Note raises, the Company amended all its currently outstanding convertible notes to extend their maturities through December 31, 2022.

Operating Lease:

The Company exercised the first of its five-year rental renewal options to extend its non-cancelable operating lease agreement for its Alameda headquarters (Note 9) through March 2027.

Equity Incentive Plan:

In October 2021, the Company amended its equity incentive plan (Note 8) to extend the Plan through October 2031.

Government Funded Loan Payable:

In September 2021, the Company applied for forgiveness for its government note payable (Note 4) of $726,143.

Subsequent events have been evaluated through (issuance date), which is the date of the financial statement were approved by management and available for issuance. No additional items requiring disclosure in the financial statements have been identified by management.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

REVO Powertrains is not live or open to the public at this moment.

Zero Emissions Powertrains for Commercial Trucks and Buses


REVO Zero-Emissions Powertrains

INVEST IN REVO POWERTRAINS TODAY!

The medium- and heavy-duty truck and bus industry is undergoing a transition to zero-emission electric vehicles. We believe we offer a unique value proposition to our customers in that they can electrify their fleet by RePowering vehicles they alrea... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- REVO Powertrains aims to be one of the leading providers of zero-emissions powertrain systems in the medium- and heavy-duty commercial vehicle market. With 10 issued patents and two pending, we believe we are one of the only companies offering a turnkey end-to-end product for electric RePower of commercial vehicles.

- The market opportunity for medium- and heavy-duty powertrains is immense and the electrification of this segment is just starting to build and grow, driven increasingly by industry tailwinds such as regulation and incentives. We address trucks, vocational vehicles, and buses – in total a $400 billion global market – with an internally developed high-torque, high-efficiency Powertrain-in-a-Crate that means longer routes and lower fuel costs for fleet operators.

- With our established leadership team and accomplished mechanical, powertrain, and software engineers, we're powering the next generation of lighter, quieter, more efficient commercial fleets. We believe the time to electrify is now, and we're ready to roll.

OVERVIEW

RePowering a new generation of lighter, quieter and more efficient vehicle fleets

Built on a tradition of quality systems engineering, REVO Powertrains represents a new era in vehicle propulsion, in our view.

We believe we provide one of the safest, most affordable zero-emission electric powertrains for all medium- and heavy-duty commercial vehicles. We achieve this through our own intellectual property embodied in a zero-emission Powertrain-in-a-Crate kit which replaces the entire diesel powertrain in the commercial vehicle:

- e-Axle – 2 electric traction motors/generators + dual 4-speed gearbox
- Two traction inverters
- Battery pack with management/monitoring system
- Vehicle dynamics control module
- Integrated digital dash with telematics
- All associated wiring harnesses and bracketry

We estimate that in the US alone, there are more than 1 million vehicles that could be RePowered with our solution, according to our internal research.



**The above are computer images of existing demo products. Product is still under development and not yet in serial production.*

200+	1-1.2 kWh/Mile	216 kWh	35K N•m
Mile Range	Efficiency	Energy	Wheel Torque



Advanced e-Axle
Scalable Battery System
Integrated Interface
Vehicle Dynamics Module
Traction Inverter

**The above are computer images of existing demo products. Product is still under development and not yet in serial production.*

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- Code: MW-RL
- Client IP: 104.198.187.25

**Images used in this video show R&D prototypes. We are planning on the anticipated launch of REVO Powertrain-in-a-Crate™*

THE PROBLEM & OUR SOLUTION

Electrifying diesel fleets with a revolutionary zero-emission powertrain

While medium- and heavy-duty trucks only make up 4% of the total vehicle population, they create 25% of the pollution. Our RePower platform converts diesel/gas medium- and heavy-duty trucks and buses into the cleanest, safest, and most efficient electric vehicles on the road, in our view. Our Powertrain-in-a-Crate drops right into existing chassis similar to the current process of replacing diesel engines and transmissions.



12M+

Every one of the 12M+ medium- and heavy-duty diesel vehicles will need a mid-life drivetrain and transmission re-build



We're developing a network of dealerships and service centers to easily RePower instead of diesel re-build

0 Emissions

100% Battery Electric

With REVO, customers have a solution to electrify their already existing fleets at a much lower cost and faster than waiting for new electric vehicle deliveries. For example, industry knowledge indicates that fleet customers today are paying more than $400,000 and waiting longer than 12 months for a new medium-duty electric vehicle delivery truck. (source)

REVO leverages our high-efficiency and high-torque powertrain platform to build kits that meet fleet customers' demanding needs with no sacrifice in performance, relative to diesel.



**The above are computer images of existing demo products. Product is still under development and not yet in serial production.*

We feel we offer a compelling value proposition to customers who will save on their total cost of ownership (TCO) with lower fuel and maintenance costs. Our business model involves selling kits directly to commercial vehicle customers via existing dealerships and service centers, which will also provide RePower services and maintenance with industry-standard warranties.


REVO RePower™ is Light, Fast, Strong, and Efficient
33
27
REVO ELECTRIC
DIRECT DRIVE ELECTIC

THE MARKET & OUR TRACTION

The entire transportation industry is undergoing a move to zero-emission, battery electric

There are significant regulatory tailwinds that are helping accelerate the transition:

- New York Clean Green Schools Initiative (source)
  - 100% new school buses ZEV by 2027
- ARB Advanced Clean Truck Act (source)
  - 75% of new Class 4 – 8 straight truck sales to be ZEV by 2035
  - Adopted by CA, CO, CT, ME, MD, MA, NJ, NY, OR, RI, VT, WA
- ARB Advanced Clean Fleets (pending in California) (source)
  - 100% of drayage to be ZEV by 2035
  - 100% of off-road vehicles and equipment to be ZEV by 2035
  - 100% of new MD/HD vehicles to be ZEV by 2045
- Global Drive to Zero (source)
  - 30% ZEV for new truck and bus sales by 2030
  - 100% ZEV for new truck and bus sales by 2040
  - Net-zero carbon emissions by 2050
  - Endorsed by 16 countries and numerous industry participants

Funding and incentives that are currently in the market:

- Bipartisan infrastructure law - $89.9B for public transit for next 5 years (source)
- California HVIP - $430M in 2022 (source)
- Federal Diesel Emissions Reduction Act (DERA) - $150M for 2023 (source)
- NYSERDA Clean Green School - $59M starting in 2021 (source)
- New York TVIP - $58.3M in 2022 (source)
- Charge Up New Jersey Incentive Program - $30M/yr for next 10 years (source)
- New York City Clean Trucks Program - $9.8M in 2022 (source)
- American Rescue Plan (ARP) Electric School Bus - $7M started 2021 (source)


There are over 1,000,000 heavy polluting medium-and heavy-duty vehicles on US roads, that fleets are ready to electrify with no existing solution.
50%
50% of Trucks and Buses are Less Than 7 Years Old
3M+
Over 3 Million MD & HD Trucks and Buses Registered in U.S.
12M+
Over 12 Million MD & HD Trucks and Buses Worldwide

The electrification opportunity for medium- and heavy-duty powertrains is immense and is just starting to build and grow. The overall powertrain market is $400 billion globally today.

The factories are built.

We aim to leverage a network of existing dealerships & service centers to make the transition to clean trucks right now.


MACK

With the core technology created, it's now time to execute the commercial phase of building and selling our kits. Here's what we've done so far:

- Multiple demo vehicles developed with our powertrain
- 10 issued U.S. patents so far, 2 additional patents pending
- Wrightspeed and Matthews Specialty Vehicles partner to "RePower" and convert buses and trucks (source)
- $4 million order from Matthews Bus
- 2017 Freightliner M2 purchased for developing a new RePower platform and associated kit
- Received Zero Emission Powertrain Certification by California Air Resources Board (CARB)



WHY INVEST

Join us in revolutionizing the way that commercial fleet owners transition to electric vehicles

The medium- and heavy-duty truck and bus industry is undergoing a transition to zero-emission electric vehicles. While there are some new electric commercial vehicles available in the market, we believe there are limited solutions to RePower the large number of vehicles currently on the road. By upcycling existing vehicle chassis with the REVO solution, fleets can transition faster and begin saving fuel and maintenance costs sooner.

Governments have become increasingly active in mandating the transition to zero-emissions commercial vehicles while also providing significant incentives that will directly benefit REVO and our customers. We have highlighted details on existing incentives in the "The Market & Our Traction" discussion above.

REVO aims to be the first large scale manufacturer of Powertrain-in-a-Crate kits that we will sell to dealers and service centers. Our business model involves making margins on product sales as well as providing software as a service (SaaS) subscriptions for telematics data that delivers valuable powertrain and vehicle performance insights to fleet operators.

We feel our offering is unique, as our RePower solution leverages existing vehicles, saving fleet operators money with a turnkey end-to-end solution. Our higher-torque, more-efficient powertrain saves fleet owners money while ensuring the drivers can complete their routes. As a key technology provider, we have developed our own zero-emission electric powertrain technology and hold 10 patents with 2 pending.

The REVO leadership team has deep experience spanning OEMs like Tesla, Volvo Trucks, Zero Motorcycles, General Motors, Mack Trucks, SEA Electric and ChargePoint. We are highly motivated and ready to roll!

We're ready to roll.

We believe we are uniquely positioned to transition these fleets. We have the team, the tech and the partners to do it right.



**The above are computer images of existing demo products. Product is still under development and not yet in serial production.*

And it's worth it.

Repowering just **one** medium duty truck is the equivalent of taking up to **32 delivery vans** off the road.

It's clear we're dreaming big at REVO, and we're on the road to greener solutions for all. Invest today and let's electrify the road!

ABOUT

HEADQUARTERS
650 Tower Ave
Alameda, CA 94501

VALUATION
$64.95M

The medium- and heavy-duty truck and bus industry is undergoing a transition to zero-emission electric vehicles. We believe we offer a unique value proposition to our customers in that they can electrify their fleet by RePowering vehicles they already own. With the core technology created, it's now time to execute the commercial phase of building our Powertrain-in-a-Crate™ kits for sale to vehicle services companies to RePower existing diesel vehicles to zero emission full battery electric.

TEAM



Edward Alan Dowdell
Chief Commercial Officer

Alan Dowdell is an international business leader specializing in the electrification of transportation. At REVO Powertrains, Alan is Chief Commerical Officer and leads commercial operations, business development and strategic partnerships.

Alan joined REVO from 19Y Advisors where he leads the energy and transportation practice helping companies craft strategic plans, create and analyze financial models, and execute business development strategic alliances. Prior to 19Y, Alan was at ChargePoint where he was VP of Business Development and Strategic Partnerships. Alan was also VP/GM of Life Science Mass Spectrometry at ThermoFisher, and for 20 years at Corning Inc. Alan helped build and lead optical fiber, laser technologies, life science, pharmaceutical and LCD glass businesses.

Alan received an MBA from MIT Sloan as a Sloan Fellow, a BS in electrical engineering from Louisiana Tech, and served 8 years in the US Navy as a nuclear trained submarine officer. Alan's life experience includes living in 13 US states, the UK for 4 years and Shanghai China for 10 years. He is based in Silicon Valley and enjoys spending time with his wife and three kids, traveling, photography, driving his EV, and practicing Chinese.



Dan Crenshaw
Director of Supply Chain

Dan has been involved in manufacturing large Corporations and Startups in various combinations from Low Volume Capital Equipment to high-volume serial manufacturing. Dan found that the multi-hat, dynamic, making a visible impact aspect of startups is far more exciting and gratifying and has focused the past 20 years of his career in this arena. Focusing almost equally on manufacturing operations and supply chains throughout his career, Dan has been involved in building all or part of Trains, Planes, Automobiles, Electric Motorcycles, Ships, Heavy Construction Equipment, Utility Scale Solar, EVs, Renewable Energy, and built and run factories in industries including Solar, Automotive and a Casting Foundry.



Lizen Yumang
Head of Finance and Business Development

Lizen is REVO's Head of Finance and Business Development. She brings over 20+ years of experience in Finance, Accounting and Business management. An effective leader with in-depth knowledge of business acumen and a clear understanding how to deliver quantifiable results.

Lizen is driven, goal oriented and energetic. She has a proven track record in improving control processes and achieving efficiencies. With her previous experience in the commercial electric vehicle space, she leverages her network to build REVO's pipeline and establish relationships with EV dealerships. She is also experienced and knowledgeable with federal and state incentives which will serve to accelerate time to market and help reduce product costs for REVO. Lizen is based in Southern California and enjoys spending time with her kids and her dogs, working out, traveling, and volunteering at the local Mission.

Derek Richards
Director Program Development, Testing/Validation, Facilities and Assembly

Derek is a seasoned automotive and electric vehicle veteran with more than three decades of experience. Prior to REVO, Derek served at General Motors (GM) in a variety of engineering and managerial positions. Most recently he served as the company's Advanced Vehicle Performance Manager for electric trucks including the HUMMER EV, Chevrolet BEV pickup and BEV Escalade, as well as the Volt/Velite5 passenger car models.

In his career, Derek also served for 4 years on international assignments in both Thailand and Japan. He was GM's international Vehicle Chief Engineer of the Global Chevrolet Colorado and Trailblazer for the entire launch at the GM Rayong Plant in Thailand. Prior to that he was the Global Vehicle Performance, Validation & Quality Executive for the same program in a Joint Venture development with Isuzu Japan. Derek holds a Master of Science in Engineering from Purdue University.

Andrew Schini
Director of Engineering

Andrew has proven experience building and guiding teams to produce innovative and production-ready designs in Automotive, Medical, and Automation fields. Andrew is adept at leading projects from initial schedule to stable manufacturing. At REVO, Andrew oversees the product design and strategies across mechanical, electrical and software disciplines.

Prior to REVO, Andrew was at Tesla where he was a Senior Mechanical Engineer working on the Model 3 Auto Pilot Product Design. Prior to his work in the automotive space, Andrew led a successful career in the Medical field. He worked at Siemens Healthcare Diagnostics as a Senior Product Engineer leading a team of designers in the successful design, verification and on schedule transfer to manufacturing of an Atellica Blood Analyzer. Andrew holds a Bachelor of Science in Mechanical Engineering from Purdue University.

David F Welch
Director

David F. Welch, Ph.D. is a Member of the Board of Directors for Revo. Dr. Welch has founded and managed several high technology companies and is an active participant is over a dozen start up companies. He holds over 130 patents in optica technologies, and has authored over 300 technical publications in the same field. In recognition of his technical contributions to the optical industry, he has been awarded the OSA's Adolph Lomb Medal, Joseph Fraunhofer Award and John Tyndall Award, the IET's JJ Thompson Medal for Achievement in Electronics, and the IEEE Ernst Weber Managerial Leadership Award. He is a Fellow of the OSA and the IEEE. In 2016, he was elected to the National Academy of Engineering. Dr. Welch holds a B.S. in Electrical Engineering from the University of Delaware and a Ph.D. in Electrical Engineering from Cornell University



Kevin Landis
Chief Executive Officer & Director

Kevin Landis, REVO's CEO, is the chief investment officer of Firsthand Capital Management (FCM), an investment management firm he founded in 1994. FCM is the investment adviser to Firsthand Technology Value Fund (NASDAQ: SVVC), a publicly-traded venture capital fund. Born and raised in Silicon Valley, Mr. Landis has over two decades of experience in engineering, market research, product management, and investing in the technology sector. Mr. Landis holds a B.S. in electrical engineering and computer science from the University of California at Berkeley and an M.B.A. from Santa Clara University.

TERMS

REVO Powertrains

Overview

PRICE PER SHARE	VALUATION
$0.83	$64.95M
DEADLINE	AMOUNT RAISED
Invalid Date	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$299.63	Equity
MAX INVESTMENT	ASSET TYPE
$1,234,999.33	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
12,048	Series AA Preferred Stock
	MAX NUMBER OF SHARES OFFERED
	1,487,951

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Wrightspeed, Inc.**
Corporate Address	:	**650 Tower Ave, Alameda, CA 94501**
Offering Minimum	:	**$9,999.84**
Offering Maximum	:	**$1,234,999.33**
Minimum Investment Amount (per investor)	:	**$299.63**

Terms

Offering Type	:	**Equity**
Security Name	:	**Series AA Preferred Stock**
Minimum Number of Shares Offered	:	**12,048**
Maximum Number of Shares Offered	:	**1,487,951**

Price per Share : $0.83

Pre-Money Valuation : $64,946,577.87

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series AA Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series AA Preferred Stock.

Time-Based

Super Early Bird

Invest within the first 48 hours and receive 15% bonus shares.

Early Bird

Invest within the first 9 days and receive 10% bonus shares.

Amount Based

Tier 1 | $1,000+

Invest $1,000+ and receive 5% bonus shares.

Tier 2 | $5,000+

Invest $5,000+ and receive 10% bonus shares.

Tier 3 | $10,000+

Invest $10,000+ and receive 15% bonus shares.

Tier 4 | $25,000+

Invest $25,000+ and receive 20% bonus shares.

Tier 5 | $50,000+

Invest $50,000+ and receive 20% bonus shares + 30 minute Webinar with team + Q&A.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Wrightspeed, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series AA Preferred Stock at $0.83/ share, you will receive 110 shares Series AA Preferred Stock, meaning you'll own 110 shares for $83. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

old - https://vimeo.com/763577068

Video 1: REVO Video Script (for StartEngine)

In the passenger car market, electric vehicles (or EVs) have become mainstream, with companies like Tesla and Rivian delivering class-leading products to consumers. But in the medium- and heavy-duty commercial vehicle market, we are still in the very early stages of development and customer adoption.

And these larger vehicles are actually the biggest environmental problem. Medium- and heavy-duty commercial vehicles make up just 4% of the vehicles on the road today, but account for 25% of transportation emissions. This market segment is well suited for electrification because of the large reduction in pollution and the potential huge economic savings available.

REVO Powertrains is accelerating the electrification of the commercial truck and bus markets with a revolutionary idea: a Powertrain-in-a-Crate kit that can be used for RePowering vehicles from diesel to zero emission electric.

With this approach, commercial vehicle operators can convert their existing diesel fleet to zero-emission, full battery electric. In the U.S. alone we estimate that there over 1 million vehicles that are ready to be upcycled to zero emission, full battery electric with our Powertrain-in-a-Crate.

This RePower process couldn't be simpler. Fleet customers take their vehicles to a REVO certified dealer/installer, and can drive away in a couple of days with a fully-electric, zero emission vehicle for a fraction of the cost of a new vehicle. The savings from fuel and maintenance can give operators a quick payback, even without incentives.

And that's not all: these same powertrain kits can be sold to new vehicle manufacturers much like diesel engines and transmissions are today, opening up new potential market opportunities globally for REVO.

We have spent more than a decade perfecting and patenting our electric powertrain to create what we believe are the world's most efficient electric vehicles with the highest amount of regeneration, the highest torque, and providing independent left and right wheel drive. At the heart of our kit is a patented electronically shifted dual 4-speed gearbox driven by two lightweight, powerful electric motors.

We are on a mission to REVOlutionize transportation. We look forward to you joining us on this journey!

Video 2: Video Narrative REVO Powertrain-in-a-Crate Solution

The secret sauce is our patented independent wheel drive e-axle that has a few special design features. First, we use two small, lightweight, high efficiency motors that plug into the dual gearbox. These motors spin very fast and don't create much heat – they are liquid cooled with

our cooling loop. Next, we have a dual 4 speed gearbox that also is highly efficient and features clutch-less operation using a pneumatic electric shift mechanism. In first gear, the transmission multiplies the motor torque by 200 times – providing massive torque to the wheel axle. As the vehicle's speed climbs, the gearbox and computer are always working to keep the motors as efficient as possible. In fact, as we shift into 1 st gear when slowing down, the motors spin up to over 20,000 rpm which drives maximum regeneration power back into the battery pack – up to 85% more than direct drive motors. This system makes our e-axle more efficient overall than a direct drive electric system and that savings is passed directly to the fleet operators' operating cost. Who doesn't want to save on fuel!

We've designed our Powertrain-in-a-Crate product with high attention to detail and that extends to components like our inverters. Our REVO designed traction inverters were developed to work with our motors to drive them to those very fast speeds and keep them as efficient as possible. Batteries for electric vehicles continue to commoditize and we are taking advantage of that by using standard off-the-shelf battery packs. Here we have a relatively simple 30kWh pack, and there are a number of companies who supply configurations like this for use in trucks and buses. We integrate the battery management system which both protects the batteries by controlling current in and out, and reports back voltages, currents, and temperatures to our vehicle control system.

Our vehicle control system transmits all information to our digital dash which replaces the original vehicle instrument cluster with an updated, visually pleasing display. The system will also connect to telematics so the fleet operator can get even more detailed information and trends on the powertrains and battery packs in their fleet. The whole system can be updated over the air. All of these components along with auxiliary equipment like electric pumps and air conditioning, the high and low voltage wiring harnesses, and all brackets and material needed to convert a specific truck or bus make and model are included with our "Powertrain-in-a-Crate".

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WRIGHTSPEED, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF DECEMBER, A.D. 2022, AT 8:06 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

3901630 8100
SR# 20224143440

Authentication: 204975439
Date: 12-01-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:06 AM 12/01/2022
FILED 08:06 AM 12/01/2022
SR 20224143440 - File Number 3901630

CERTIFICATE OF AMENDMENT
OF THE
SEVENTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
WRIGHTSPEED, INC.

Wrightspeed, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Seventh Amended and Restated Certificate of Incorporation filed with the Secretary of State on June 7, 2019 (as amended, the "**Certificate of Incorporation**").

2. Article IV, Section A of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

> "A. Authorization of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that the Corporation is authorized to issue is 160,000,000. The total number of shares of common stock authorized to be issued is 92,000,000, par value $0.00001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 68,000,000, par value $0.00001 per share (the "Preferred Stock"), all of which are designated as "Series AA Preferred Stock."

3. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Kevin Landis, its Chief Executive Officer, this 30th day of November 2022.

By: ______________________________
Kevin Landis
Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WRIGHTSPEED, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JUNE, A.D. 2019, AT 2:29 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

3901630 8100
SR# 20195315377

Authentication: 202991421
Date: 06-10-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 06/07/2019
FILED 02:29 PM 06/07/2019
SR 20195315377 - File Number 3901630

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF WRIGHTSPEED, INC.

Wrightspeed, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

A. The name of the Corporation is Wrightspeed, Inc.

B. The Corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2005.

C. The Corporation's Fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 15, 2014.

D. The Corporation's Sixth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 9, 2017, and a subsequent amendment thereto was filed with the Secretary of State of the State of Delaware on May 1, 2018.

E. This Seventh Amended and Restated Certificate of Incorporation (this "Certificate of Incorporation") has been duly adopted by the board of directors (the "Board of Directors") and the stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

F. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated so as to read in its entirety as follows:

ARTICLE I

The name of this corporation is Wrightspeed, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, County of Kent, State of Delaware 19901. The name of the Corporation's registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

A. Authorization of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of

shares that the Corporation is authorized to issue is 124,886,869. The total number of shares of common stock authorized to be issued is 69,532,251, par value $0.00001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 55,354,618, par value $0.00001 per share (the "Preferred Stock"), all of which are designated as "Series AA Preferred Stock."

B. Conversion of Preferred Stock Previously Issued. Each share of the Corporation's preferred stock outstanding immediately before the effective date of this Certificate of Incorporation is hereby converted into the number of shares of common stock of the Company into which that preferred stock can be converted under its terms. No fractional shares of common stock shall be issued to any holder of preferred stock upon that conversion; the number of shares of common stock to be issued to each holder shall be rounded to the nearest number of whole shares.

C. Reverse Stock Split. All shares of common stock outstanding immediately after giving effect to the conversion provided in paragraph B above of this Article IV shall be combined into fewer shares of common stock at a ratio of one (1) share of common stock resulting from the combination of each lot of one hundred (100) shares of common stock. No fractional shares of common stock shall result from that reverse stock split; the resulting number of shares of common stock for each holder shall be rounded to the nearest number of whole shares.

D. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(D). Unless otherwise indicated, references to "Sections" or "Subsections" in this Part D of this Article IV refer to sections and subsections of Part D of this Article IV.

1. Dividend Provisions.

(a) In any calendar year, the holders of outstanding shares of Series AA Preferred Stock, shall be entitled to receive dividends, out of any assets legally available therefor (the "Preferred Dividend"), prior and in preference to any declaration or payment of any dividend on any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable solely in Common Stock), at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock (other than dividends on shares of Common Stock payable solely in Common Stock) in any year unless the holders of the Preferred Stock shall first receive, or simultaneously receive, any declared but unpaid dividends and a dividend on each outstanding share of such Preferred Stock in an amount at least equal to the applicable Dividend Rate. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rate. "Dividend Rate" shall mean $0.03 for each share of Series AA Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of the Preferred Dividend, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in

proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of shares of Preferred Stock then outstanding, on a pari passu basis, shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the "Proceeds") to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (A) the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share made up to and including the date full payment shall be tendered to such holders with respect to such Liquidation Event, or (B) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event (such greater amount, the "Liquidation Amount"). If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Certificate of Incorporation, "Original Issue Price" shall mean $0.2870 per share for each share of the Series AA Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

(c) Liquidation Event.

(i) A "Liquidation Event" shall include (A) the closing of the sale, transfer (including, without limitation, by means of exclusive lease or license) or other disposition of all or substantially all of the Corporation's assets in one transaction or a series of related transactions, (B) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for bona fide equity financing purposes) that results in the stockholders of the Corporation immediately prior to such transaction or series of transactions not owning at least a majority (either by such securities remaining outstanding or by such securities being converted into securities of the surviving entity) of the total shares of capital stock of the Corporation or such other surviving or resulting entity outstanding immediately after such transaction or series of transactions, (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or

more of the outstanding voting stock of the Corporation (or the surviving or acquiring entity) or (D) a voluntary or involuntary liquidation, dissolution or winding up of the Corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of the Corporation's incorporation. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least a majority of all the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis (the "*Requisite Holders*").

(ii) In any Liquidation Event, if Proceeds received by the Corporation or its stockholders are other than cash, their value will be deemed their fair market value (as determined by the Board of Directors unless otherwise specified in this Certificate of Incorporation or as required by law). Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the Requisite Holders.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the Requisite Holders.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, the Corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) The Corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the DGCL such periods may be shortened or waived upon the written consent of the Requisite Holders.

(v) In the event of a Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement providing for such Deemed Liquidation Event shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder pursuant to such definitive agreement and in accordance with this Section 2, such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder.

3. Redemption. The Preferred Stock is not redeemable at the option of the holders thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the applicable Conversion Price for such series of Preferred Stock (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series of Preferred Stock; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in

effect for such series of Preferred Stock upon the earlier of (i) immediately prior to the consummation of the Corporation's sale of its Common Stock in a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Act"), *provided* that the public offering price is at least $16.54 per share of Common Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and results in at least $20,000,000 of net proceeds to the Corporation (a "Qualified Public Offering") or (ii) the date specified by written consent or agreement of the Requisite Holders.

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Act or the occurrence of any Liquidation Event, the conversion may, at the option of any holder tendering the Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering or the closing of such Liquidation Event, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities or Liquidation Event. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If the Corporation shall issue, on or after the date upon which this Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series of Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be reduced to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion

Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at the Conversion Price in effect immediately prior to such issuance; and the denominator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of such Additional Stock so issued. For purposes of this Section 4(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options, (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants, and (5) Common Stock issuable upon conversion or exchange of any other securities by their terms convertible into or exchangeable for Common Stock (or options to purchase or rights to subscribe for such convertible or exchangeable securities). Shares described in (1) through (5) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that the Corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the "First Dilutive Issuance"), and the Corporation then issues or sells, or is deemed to have issued or sold, shares of Additional Stock in a subsequent issuance other than the First Dilutive Issuance that would result in further adjustment to a Conversion Price (a "Subsequent Dilutive Issuance") pursuant to the same instruments as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B) No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one-tenth of one cent per share. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or

exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by the Corporation on or after the Filing Date, other than the issuance or sale of:

(A) any shares of Common Stock issued or issuable upon any conversion of the Preferred Stock;

(B) any shares of Common Stock issued as a dividend or distribution on shares of Preferred Stock;

(C) any shares of Common Stock and/or options or other Common Stock purchase rights, and the shares of Common Stock issued pursuant to such options or other rights to employees, officers or directors of, or consultants or advisors to, the Company pursuant to stock purchase or stock option plans or other arrangements, in each case that are approved by the Board of Directors;

(D) any shares of Common Stock issued pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the Filing Date;

(E) any shares of Common Stock and/or options, warrants or convertible securities, and the Common Stock issued pursuant to such options, warrants or convertible securities, that are issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors, including the Series AA Directors;

(F) shares of Common Stock issuable upon conversion of the Series AA Preferred Stock issued pursuant to that certain Series AA Preferred Stock Purchase and Note Conversion Agreement dated on or around the filing date of this Certificate of Incorporation; or

(G) any shares of Common Stock or Preferred Stock (and/or options, warrants or convertible securities therefor) issuable or issued to parties that are (i) actual or potential suppliers or customers, strategic partners investing in connection with a commercial relationship with the Corporation or (ii) providing the Corporation with equipment leases, real property leases, loans, credit lines, guaranties of indebtedness, cash price reductions or similar transactions or arrangements, in each case as approved by the Board of Directors including the approval of the Series AA Directors.

(iii) In the event the Corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock

or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E); provided, however, that if such record date is fixed and such dividend is not paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for each such series of Preferred Stock will be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price will be adjusted pursuant to this Section 4(d)(iii) to reflect the actual payment of such dividend or distribution.

(iv) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(i), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Impairment. The Corporation will not, without the appropriate vote of the stockholders under the DGCL or Section 6 of this Article IV(D), by amendment of this Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Preferred Stock set forth herein, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of the holders of the Preferred Stock against dilution or other impairment. Without limiting the generality of the foregoing, the Corporation will not, without the appropriate vote of the stockholders under the DGCL or Section 6 of this Article IV(D), transfer all or substantially all of its properties and assets to any other person or entity, or consolidate or merge into any other person or entity or permit any such person or entity to consolidate with or merger into the Corporation (if the Corporation is not the surviving entity), unless such other person or entity shall expressly assume in writing and will be bound by all the terms of the Preferred Stock set forth herein.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(i) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(l) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the then-current bylaws of this Corporation (the "Bylaws"), and except as otherwise provided by law or by the other provisions of this Certificate of Incorporation, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Voting for the Election of Directors.

(i) The Board of Directors shall consist of three (3) directors. The holders of record of the outstanding shares of Series AA Preferred Stock, exclusively and as a separate series, shall be entitled to elect two (2) directors of the Corporation (the "Series AA Directors"). The holders of record of the outstanding shares of Series AA Preferred Stock and

Common Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one (1) director of the Corporation (the "Mutual Director").

(ii) Any director elected as provided in Section 5(b)(i) may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of one or more series or classes that is entitled to elect directors pursuant to Section 5(b)(i) fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 5(b)(i), then any directorship not so filled shall remain vacant until such time as such holders elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship pursuant to Section 5(b)(i). At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5(b), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5(b).

6. Protective Provisions. So long as at least one million (1,000,000) shares of the Preferred Stock originally issued remain outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) amend or change the Certificate of Incorporation or Bylaws so as to alter or change the rights, preferences, privileges or the restrictions provided for the Preferred Stock so as to materially and adversely affect such shares;

(b) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock;

(c) consummate a Liquidation Event;

(d) sell all or substantially all of the corporation's assets;

(e) declare or pay any dividends (other than dividends payable on the outstanding Common Stock solely in shares of its own Common Stock);

(f) enter into or consummate any transaction or arrangement with: (1) any director, officer or stockholder of the Corporation or any member of their immediate family; or (2) any other person, if any such persons listed in (1) have any interest in such other person or would otherwise directly benefit from such a transaction or arrangement.

(g) issue or incur debt in excess of two hundred thousand dollars ($200,000);

(h) make any changes to the general industry focus of the corporation; or

(i) increase the number of members of the Corporation's Board of Directors to more than five (5).

7. Series AA Protective Provisions. So long as any shares of the Series AA Preferred Stock originally issued remain outstanding, the Corporation shall not effect, consummate, or otherwise bring about, either directly or indirectly by amendment, merger, consolidation or otherwise, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) any redemption, repurchase or other acquisition, or payment of dividends or other distributions, by the Corporation with respect to any securities of the Corporation, other than repurchases of shares of Common Stock issued to or held by employees, consultants, officers and directors of the Corporation at a price not greater than the amount paid by such persons for such shares upon the termination of their employment or services pursuant to agreements approved by the Board of Directors;

(b) any voluntary dissolution, liquidation or winding up of the Corporation;

(c) any authorization, designation, recapitalization, whether by reclassification, by merger or otherwise, or issuance of any new class or series of stock or any other securities convertible into equity securities of the Corporation;

(d) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than 50% of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any other Liquidation Event;

(e) any sale, lease, license, transfer or other disposition of all or substantially all of the assets, technology or intellectual property of the Corporation, other than non-exclusive licenses granted in the ordinary course of the Corporation's business;

(f) any creation (by amendment of the this Certificate of Incorporation, reclassification, certificate of designation or otherwise) of any new class or series of shares having rights, preferences or privileges senior to or on a parity with any series of Preferred Stock;

(g) any amendment, alteration, repeal or waiver of any provision of this Certificate of Incorporation or the Bylaws;

(h) any increase or decrease in the authorized number of shares of Series AA Preferred Stock or Common Stock;

(i) any increase or decrease in the size of the Board of Directors;

(j) any creation or holding of capital stock or ownership interests in any subsidiary that is not a wholly-owned subsidiary of the Corporation or any disposal of any capital stock, ownership interests or all or substantially all of the assets of any subsidiary of the Corporation;

(k) any material change in the nature of the business conducted by the Corporation from the business conducted by the Corporation at the time of Filing Date; or

(l) any making of any binding agreement, arrangement or understanding with any other party regarding any of the foregoing actions.

8. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted, repurchased or otherwise acquired by the Corporation or any of its subsidiaries, such shares shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such conversion, repurchase or other acquisition. The Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

E. Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Redemption. The Common Stock is not redeemable at the option of the holders thereof.

3. Voting Rights. The holder of each share of Common Stock is entitled to one vote for each such share held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms hereof) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class on an as-converted to Common Stock basis, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Except as and subject to any restrictions or requirements provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

ARTICLE VI

Subject to any restrictions or requirements contained herein, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VIII

Meeting of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in any applicable statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE IX

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

The following indemnification provisions shall apply to the persons enumerated below.

A. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was

serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article X, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

B. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article X or otherwise.

C. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article X is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

D. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

E. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

F. Non-Exclusivity of Rights. The rights conferred on any person by this Article X shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

G. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

H. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article X; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article X.

I. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ARTICLE XI

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or

arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Seventh Amended and Restated Certificate of Incorporation, which restates and amends the provisions of the Certificate of Incorporation of the Corporation, and which has been duly adopted in accordance with Sections 228, 242 and 245 of the DGCL, has been executed by its duly authorized officer this 7th day of June, 2019.

WRIGHTSPEED, INC.

By: ______________________________
Name: Gilbert Passin
Title: Chief Executive Officer